

Mail Stop 4561

May 4, 2010

Ms. Lisa Lamson
President
Teaching Time, Inc.
2679 Aberdeen Lane
El Dorado Hills, CA 95762

> **Re: Teaching Time, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 13, 2010**
> **File No. 333-164968**

Dear Ms. Lamson:

We have reviewed your amended filing and correspondence and have the following comments. Where we refer to prior comments, we refer to comments included in our letter dated April 8, 2010.

Summary of our Offering, page 3

1.   We note that in response to prior comment 1, you revised your disclosure in the Use of Proceeds section beginning on page 18 to clarify that the proceeds from this offering will be used to start the business and marketing plan, which you anticipate will cost approximately $115,000. However, you continue to state on page 3 in the Summary section under the Use of Proceeds subheading that you intend to use the proceeds from this offering "to develop and <u>complete</u> the business and marketing plan…." Please revise your disclosure on page 3 so that it is consistent your disclosure throughout the prospectus.

Business

Products and Services, page 23

2.   We note your revisions to this section in response to prior comment 3. However, please revise your disclosure to clarify that you will be unable to provide the products and services you have listed unless you are able to raise capital <u>in addition to that which you seek to raise in the offering</u>. Your initial statement on page 23, which asserts that you will focus on the listed deliverables "if and only if" you are successful in raising capital and becoming operational, should be revised to identify what products and services you will be able to offer assuming the completion of this offering, if any, and what products and services you will only be able to offer if additional funds are raised. Further, to the extent you continue

to include language indicating you "will" offer a product or service, you should disclose the amount of funds you will need to raise in order to actually offer that product or service. Please revise your filing accordingly.

Plan of Operation, page 29

3.   We note your response to prior comment 5 indicating that you currently have no sources of funding though you have indicated that the amount required to continue operations for the next 12 months is $150,000. Given that you have identified a material deficiency with respect to your liquidity requirements, please indicate the course of action that you plan to take to remedy this deficiency. Refer to Item 303(a)(1) of Regulation S-K. If you have no plans for raising additional capital, so state.

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If you have questions or comments on the financial statements and related matters, please contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or, if you require additional assistance, you may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (561) 362-9612
James Schneider, Esq.
Schneider Weinberger & Beilly LLP